SUB-ITEM 77I - ASGI Corbin Multi-Strategy Fund, LLC

ASGI Corbin Multi-Strategy Fund, LLC (the "Fund") has issued two classes of shares of limited liability company interest ("Shares"), and classified such Shares as Class A Shares and Class I Shares. Each of Class A Shares and Class I Shares has the rights, privileges, restrictions and limitations that are set forth in the Fund's Multiple Class Plan pursuant to Rule 18f-3 dated as of November 2, 2011.

Prior to November 2, 2011, the Fund offered only a single class of Shares.

CLASS A SHARES - Share Placement Fee

Investments in Class A Shares of less than $500,000 are subject to a placement fee of 2.00%; investments in Class A Shares of $500,000 or more and less than $1,000,000 are subject to a placement fee of 1.00% and investments in Class A Shares of $1,000,000 or more are subject to a placement fee of 0.50% (in each case, the "Class A Share Placement Fee"). The Class A Share Placement Fee may be subject to certain waivers. To be eligible to receive a waiver of the Class A Share Placement Fee on purchases of Class A Shares, an investor must advise the Fund's placement agent ("Placement Agent") or the selling broker or dealer when making an investment that the investor qualifies for a specific waiver.

The amount of each additional investment in Class A Shares by a Member will be aggregated with the amount of the Member's initial investment in Class A Shares and any other additional investments by the Member (to the extent such investments have not been repurchased by the Fund) in determining the applicable Class A Share Placement Fee at the time of subsequent purchases of Class A Shares. Investments in Class A Shares by an investor's spouse and investments for certain related accounts will also be included in the aggregation. In addition, investments in Class A Shares held by the Member's "Immediate Family Members" (as defined in the Subscription Agreement) will be aggregated with the Member's Class A Shares for purposes of determining the applicable Class A Share Placement Fee. The Member must indicate in the Subscription Agreement who such "Immediate Family Members" are and the amounts of their investments.

CLASS A SHARES - Investor Distribution and Servicing Fee

The Fund will pay a quarterly fee out of Class A Share net assets at the annual rate of 0.75% of the aggregate net asset value of Class A Shares that have been outstanding for more than twelve (12) months, determined and accrued as of the last day of each calendar month (before any repurchases of Class A Shares) and paid quarterly (the "Investor Distribution and Servicing Fee"). The Investor Distribution and Servicing Fee is charged on an aggregate class-wide basis, and investors in Class A Shares will be subject to the Investor Distribution and Servicing Fee regardless of how long they have held their Class A Shares.

The Investor Distribution and Servicing Fee is paid to the Placement Agent to reimburse it for payments made to Investor Service Providers and for the Placement Agent's ongoing investor servicing. The Placement Agent may pay all or a portion of the Investor Distribution and Servicing Fee it receives to other Investor Service Providers, acting as sub-placement agents, including affiliates of the Fund's investment adviser. Each Investor Service Provider is paid based on the aggregate net asset value of outstanding Class A Shares held by Members that receive services from such Investor Service Provider that have been outstanding for more than twelve (12) months.

Pursuant to the conditions of an exemptive order issued by the SEC, the Investor Distribution and Servicing Fee is paid pursuant to a plan adopted by the Fund in compliance with Rule 12b-1 under the Investment Company Act of 1940 with respect to Class A Shares.

CLASS I SHARES

Class I Shares are not subject to a Share Placement Fee or an Investor Distribution and Servicing Fee.











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